UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 23, 2020
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note
On April 23, 2020, the Credit Suisse Earnings Release 1Q20 was published. A copy of the Earnings Release is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibit hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), the information under “Group and Bank differences” and “Selected financial data – Bank” shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856).
The 1Q20 Credit Suisse Financial Report as of and for the three months ended March 31, 2020 will be published on or about May 7, 2020.
Credit Suisse Group AG and Credit Suisse AG file an annual report on Form 20-F and file quarterly reports, including unaudited interim financial information, and furnish or file other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are available to the public over the internet at the SEC’s website at www.sec.gov. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are also available under “Investor Relations” on Credit Suisse Group AG’s website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the direct bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information for the Group and the Bank is included in this report on Form 6-K, which should be read together with the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2019 (Credit Suisse 2019 20-F) filed with the SEC on March 30, 2020 and the Group’s earnings release for the first quarter of 2020 (Credit Suisse Earnings Release 1Q20), filed with the SEC as Exhibit 99.1 hereto.
This report filed on Form 6-K also contains certain information about Credit Suisse AG relating to its results as of and for the three months ended March 31, 2020. Credit Suisse AG, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. Credit Suisse AG’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.
Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2019 20-F, subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC, the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Group and Bank differences
The business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets and Investment Banking & Capital Markets. Certain Corporate Center activities of the Group, such as hedging activities relating to share-based compensation awards, are not applicable to the Bank. Certain other assets, liabilities and results of operations, primarily relating to Credit Suisse Services AG (our Swiss service company) and its subsidiary, are managed as part of the activities of the Group’s segments. However, they are legally owned by the Group and are not part of the Bank’s consolidated financial statements.
Comparison of consolidated statements of operations
	Bank		Group
in	1Q20	1Q19	1Q20	1Q19
Statements of operations (CHF million)
Net revenues	5,785	5,435	5,776	5,387
Total operating expenses	4,124	4,363	4,007	4,244
Income before taxes	1,093	991	1,201	1,062
Net income	1,219	629	1,311	749
Net income attributable to shareholders	1,213	626	1,314	749
Comparison of consolidated balance sheets
	Bank		Group
end of	1Q20	4Q19	1Q20	4Q19
Balance sheet statistics (CHF million)
Total assets	835,796	790,459	832,166	787,295
Total liabilities	783,838	743,696	783,393	743,581
Capitalization and indebtedness
	Bank		Group
end of	1Q20	4Q19	1Q20	4Q19
Capitalization and indebtedness (CHF million)
Due to banks	25,393	16,742	25,394	16,744
Customer deposits	391,103	384,950	389,905	383,783
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	45,545	27,641	45,451	27,533
Long-term debt	144,104	151,000	144,923	152,005
Other liabilities	177,693	163,363	177,720	163,516
Total liabilities	783,838	743,696	783,393	743,581
Total equity	51,958	46,763	48,773	43,714
Total capitalization and indebtedness	835,796	790,459	832,166	787,295

BIS capital metrics
	Bank		Group
end of	1Q20	4Q19	1Q20	4Q19
Capital and risk-weighted assets (CHF million)
CET1 capital	41,562	41,933	36,332	36,774
Tier 1 capital	55,089	54,024	50,825	49,791
Total eligible capital	58,026	56,958	53,762	52,725
Risk-weighted assets	302,299	290,843	300,580	290,463
Capital ratios (%)
CET1 ratio	13.7	14.4	12.1	12.7
Tier 1 ratio	18.2	18.6	16.9	17.1
Total capital ratio	19.2	19.6	17.9	18.2
4Q19 amounts are shown on a look-through basis.
Selected financial data – Bank
Condensed consolidated statements of operations
in	1Q20	1Q19	% change
Condensed consolidated statements of operations (CHF million)
Interest and dividend income	4,282	4,821	(11)
Interest expense	(2,746)	(3,273)	(16)
Net interest income	1,536	1,548	(1)
Commissions and fees	2,920	2,579	13
Trading revenues	878	856	3
Other revenues	451	452	0
Net revenues	5,785	5,435	6
Provision for credit losses	568	81	–
Compensation and benefits	2,057	2,304	(11)
General and administrative expenses	1,722	1,745	(1)
Commission expenses	345	314	10
Total other operating expenses	2,067	2,059	0
Total operating expenses	4,124	4,363	(5)
Income before taxes	1,093	991	10
Income tax expense/(benefit)	(126)	362	–
Net income	1,219	629	94
Net income/(loss) attributable to noncontrolling interests	6	3	100
Net income attributable to shareholders	1,213	626	94

Selected financial data – Bank (continued)
Condensed consolidated balance sheets
end of	1Q20	4Q19	% change
Assets (CHF million)
Cash and due from banks	118,389	101,044	17
Interest-bearing deposits with banks	844	673	25
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	107,876	106,997	1
Securities received as collateral	28,655	40,219	(29)
Trading assets	150,878	153,895	(2)
Investment securities	1,163	1,004	16
Other investments	5,824	5,634	3
Net loans	310,370	304,025	2
Goodwill	3,903	3,960	(1)
Other intangible assets	279	291	(4)
Brokerage receivables	62,895	35,648	76
Other assets	44,720	37,069	21
Total assets	835,796	790,459	6
Liabilities and equity (CHF million)
Due to banks	25,393	16,742	52
Customer deposits	391,103	384,950	2
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	45,545	27,641	65
Obligation to return securities received as collateral	28,655	40,219	(29)
Trading liabilities	44,882	38,186	18
Short-term borrowings	28,411	28,869	(2)
Long-term debt	144,104	151,000	(5)
Brokerage payables	44,173	25,683	72
Other liabilities	31,572	30,406	4
Total liabilities	783,838	743,696	5
Total shareholder's equity	51,282	46,120	11
Noncontrolling interests	676	643	5
Total equity	51,958	46,763	11

Total liabilities and equity	835,796	790,459	6
BIS statistics (Basel III)
end of	1Q20	4Q19	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	41,562	41,933	(1)
Tier 1 capital	55,089	54,024	2
Total eligible capital	58,026	56,958	2
Capital ratios (%)
CET1 ratio	13.7	14.4	–
Tier 1 ratio	18.2	18.6	–
Total capital ratio	19.2	19.6	–
4Q19 amounts are shown on a look-through basis.

Exhibits
No. Description
99.1 Credit Suisse Earnings Release 1Q20

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)
Date: April 23, 2020
By:
/s/ Thomas Gottstein                                 /s/ David R. Mathers
      Thomas Gottstein                                       David R. Mathers
      Chief Executive Officer                               Chief Financial Officer